UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 11)
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 (310) 552-8500	Michelle A. Hodges Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, California 92612 (949) 451-3800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as amended and supplemented from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all of the issued and outstanding common stock, par value $0.10 per share, of the Company, including the associated preferred stock purchase rights, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 2. Identity and Background of Filing Person.
     Item 2 of the Statement is hereby amended and supplemented by adding the following new paragraph after the second paragraph under the Section of the Statement entitled “The Offer”:
     “On June 29, 2009, Broadcom issued a press release announcing that Purchaser was amending the Offer by increasing the price to be paid per Share to $11.00 (the “Revised Offer”) from the original $9.25 per Share price (the “Original Offer”). On June 30, 2009, Broadcom filed Amendment No. 10 to the Schedule TO, which amended and supplemented the Schedule TO to reflect the extension of the expiration date of the Offer until 12:00 midnight, New York city time, on July 14, 2009.”
Item 4. The Solicitation or Recommendation.
     Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first paragraph in the Section of the Statement entitled “Solicitation Recommendation” as follows:
     “Upon careful consideration of the Original Offer and after consultation with the Company’s outside legal counsel and financial advisor and based upon the terms and conditions of the Original Offer, the Board unanimously determined at a meeting duly held on May 14, 2009 that the Original Offer was grossly inadequate and not in the best interests of the Company and its stockholders. The Board believed that in light of the Company’s future prospects, the interests of the stockholders would best be served by the Company continuing to pursue its long-term strategies. Accordingly, the Board unanimously determined to recommend that the Company’s stockholders reject the Original Offer and not tender their Shares in the Original Offer.
     In response to the Revised Offer, the Board, consistent with its fiduciary duties and with the assistance of its financial and legal advisors, will review the terms of the Revised Offer. The Board will make its recommendation to the stockholders on the Revised Offer in due course. Accordingly, the Company urges the Company’s stockholders at this time not to tender any Shares into the Revised Offer pending the Board’s recommendation.”

     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs after the last paragraph in the Section of the Statement entitled “Background of the Offer”:
     “On June 29, 2009, Broadcom issued a press release announcing that Purchaser was amending the Offer, by increasing the price to be paid per Share to $11.00 from the original $9.25 per Share price. Broadcom stated in its press release that Broadcom would cease soliciting consents in connection with the related consent solicitation and that it had instructed its Delaware counsel to dismiss the Delaware litigation against the Company and the Board.
     Also on June 29, 2009, Mr. McGregor sent Mr. Folino the following letter (which was also included in the press release issued by Broadcom on the same day):
June 29, 2009
The Board of Directors of Emulex Corporation
c/o Paul F. Folino
Executive Chairman of the Board of Directors
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626
Dear Paul:
I am writing on behalf of the Board of Directors of Broadcom Corporation. As we have said since our first indication of interest last December, we believe combining our two companies will create significant value for our respective shareholders, employees, customers and partners. We believe the best way to realize this value is to act now to capitalize on the opportunities our two companies could create together. Delay — and its associated business risks and financial costs — erode the value of a combination. This is especially so because Broadcom has other value-creating opportunities. We believe it is in the interest of each company’s stakeholders to complete a transaction expeditiously or to conclude that we cannot, and move on.
In the interest of bringing this matter to a rapid conclusion through a negotiated transaction, Broadcom is increasing its offer from $9.25 to $11.00. This is the best offer Broadcom intends to make and reflects Broadcom’s assessment of the publicly available information on Emulex and the value Broadcom anticipates for itself from an expedited transaction. We are amending our tender offer today to reflect our revised offer price. This price represents a premium of:
*	66% to Emulex’s closing stock price on April 20, 2009, the day before we announced our initial offer;

*	93% to the average closing price for the 30 trading days before our initial offer;

*	Approximately 149% to Enterprise Value on the day before our initial offer;

*	69% to the analysts’ median 12-month price target for Emulex on the day before our initial offer.
We recognize that, in the absence of our offer, Emulex’s share price would have continued to fluctuate in the two months since our initial offer. Had the Emulex stock traded in line with the stock of its closest peer, QLogic Corp. (up 7.6% since April 20, 2009), it would be $7.11 today. Our revised offer represents a premium to this implied current share price of 55%.

In view of the defenses that Emulex erected in response to our approach in December 2008 (and the projections your management has presented to the market), the only expeditious path forward we see is one that your current Board of Directors endorses. Neither our consent solicitation nor our Delaware litigation supports that outcome. Our goal from the start of this process was to negotiate a friendly and timely transaction. Therefore, in a final effort to engage Emulex’s current Board of Directors, we will cease soliciting consents from Emulex’s stockholders to amend Emulex’s bylaws and to hold a special meeting of stockholders. At the same time, we have instructed our Delaware counsel to dismiss the lawsuit in which we challenged the validity of Emulex’s supermajority voting bylaw and its “poison pill” anti-takeover device.
Since last December, we have sought to engage Emulex constructively and professionally. We hope this new approach will lead to a mutually beneficial dialogue and, ultimately, to a friendly transaction. The arguments in favor of this combination are substantial. Together, the talented employees of our two companies could accelerate the convergence of Ethernet and Fibre Channel. Broadcom’s technology, scale, track record of execution, and highly successful history of acquisitions, along with Emulex’s considerable strengths today would make a terrific combination for our combined employees and our customers.
In contrast, it remains unclear to us that Emulex is likely to achieve value for its shareholders greater than our significantly enhanced cash offer within a reasonable period of time on a standalone basis. We hope you and your Board will balance your optimistic view of your prospects to be the dominant player in the CNA market by FY2012 with a realistic assessment of the risks associated with achieving your projections, the intense competition you will face in the market, and the headwinds you will encounter from a core market that is in long term decline.
Paul, if we move quickly to combine our two companies with the speed required by market dynamics, great value can be delivered now to your shareholders and future opportunities created for ours. If not, we believe it is only prudent for Broadcom to consider other alternatives.
As required by law, we will extend our tender offer for an additional ten business days, until midnight New York City time on July 14, 2009. We intend to allow our offer to expire at the end of that period if the Emulex Board has not at that time indicated its support for the transaction that we have proposed.
Based on our assessment of the information we have and that is publicly available about Emulex, this proposal represents the best offer we can make based on an expedited transaction. We hope it is a proposal the Emulex Board will support and we look forward to your response.
Sincerely,
Scott A. McGregor
President and Chief
Executive Officer
cc: James M. McCluney
Note
Note 1 — Enterprise Value = Market Equity Value + Debt — Cash and Cash Equivalents.

     On June 29, 2009, Broadcom filed a Notice of Dismissal dismissing without prejudice Broadcom’s lawsuit in the Court of Chancery of the State of Delaware against the Company and the members of the Board.
     Additionally, on June 29, 2009, the Company issued a press release notifying stockholders that the Board would review the Revised Offer and urging stockholders at this time not to tender any Shares into the Revised Offer pending the Board’s recommendation.
     On June 30, 2009, Broadcom filed Amendment No. 10 to the Schedule TO, which amended and supplemented the Schedule TO to reflect the Revised Offer and extended the expiration date of the Offer until 12:00 midnight, New York city time, on July 14, 2009.”
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the first paragraph under the heading “Delaware Litigation” in the Section of the Statement entitled “Litigation”:
     “On June 29, 2009, Broadcom filed a Notice of Dismissal dismissing the lawsuit filed by Broadcom without prejudice.”
     Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the second paragraph under the heading “Litigation Filed by the Company Against Broadcom” in the Section of the Statement entitled “Litigation”:
     “On June 29, 2009, the federal court ordered the lawsuit to be remanded back to state court.”
     The email attached as Exhibit (a)(23) was sent by Jim McCluney, the Company’s Chief Executive Officer and President, to the Company’s employees on June 30, 2009.
Forward-Looking Statements
     Certain statements contained in this Statement may constitute “forward-looking statements.” The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
     Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for the Company’s customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Purchaser’s unsolicited Offer to acquire all of the Company’s outstanding Shares, the related consent solicitation of Broadcom and Purchaser and any related litigation has created additional uncertainty, which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (“OEM”) customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or its OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from its research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; the effect of changes in tax rates or legislation; or changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on the Company’s business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Statement, in the Company’s other filings with the SEC or in materials incorporated therein by reference. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(22)	Press Release issued by the Company on June 29, 2009.
(a)(23)	Email to Company employees, dated June 30, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION
By:	/s/ Michael J. Rockenbach
Name:	Michael J. Rockenbach
Title:	Executive Vice President and Chief Financial Officer

Dated:	June 30, 2009